Quarterly Earnings Report                                                               April 26, 2013
            1Q13

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2012, unless otherwise stated. Figures may vary due to rounding practices).

  The Group’s net sales for the first quarter reached $11,016.7 million pesos
  Gross income for the period was $1,888.4 million; the gross margin for the quarter was 17.1%
  Operating expenses reached $1,620.9 million pesos and represented 14.7% of the Company’s total sales
  Quarterly operating income was $267.5 million, resulting in an operating margin of 2.4% for the period
  First quarter EBITDA was $348.3 million, or 3.2% of total sales
  As of March 31, 2013, GCS’s net debt totaled $9,315.7 million
  GCS closed the quarter with 22 Distribution Centers and 1,385 pharmacies in operation across Latin America

Mexico City, Mexico, April 26, 2013.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and publications and one of the most important pharmacy chains in Latin America, announced its consolidated financial and operating results for the first quarter of 2013.

QUARTERLY EARNINGS

IIn the first quarter of 2013, competition in the distribution and marketing of pharmaceutical products, health and beauty aids, and consumer goods prevailed in Mexico as well as in the other Latin America countries in which we operate, mainly due a larger number of participants in the markets in which we operate. Our operating strategy has been to maintain emphasis on improving efficiency levels and controlling logistic costs and expenses, as well as offering competitive prices, generating positive results in practically all our divisions. At the sales level, we are continue to focusing on improving the availability of the most in-demand products for our clients in wholesale and in our pharma network, as well as improving the care and service of our stock sales. In regards to growth, keeping in line with our strategy, allowed us to strengthen our presence in the markets in which we already operate, as well as to improve the knowledge of the brands with which we operate.

NET SALES

Net sales for the quarter totaled $11,016.7 million, a decrease of 8.5% compared to $12,035.3 million in 1Q2012.

SALES BY DIVISON

DISTRIBUTION DIVISION

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales from our Pharma, Health, Beauty and Consumer Goods division totalized $5,218.8 million. Compared to the same quarter last year a 8.4% decrease was resulted mainly due the disincorporation of Citem Publications. In terms of total sales, this division’s percentage remained at 47.3% in 1Q2012 and in the 1Q2013.

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division totalized $359.6 million. This division registered an 18.4% decrease in sales compared to the first quarter of 2012, product of a deferral on the date of tenders.
In terms of total sales, this division represented 3.7% in 1Q2012 and 3.3% in the 1Q2013.

RETAIL PHARMACY

During the first quarter of the year, sales from our Retail Pharmacy division reached $5,438.3 million. Compared to the same quarter last year, the decrease was of 7.8%. This was mainly due the sale of Brazil and Peru units. This division’s percentage of the Group’s overall sales rose to 49.4% vs 49.0% in the 1Q2012.

As a result, the sales mix for the first quarter of 2012 was as follows:

                                                 Division                             % of Sales
                                         Retail Pharmacy                            49.4%
                                       Total Distribution                           50.6%
                                    Pharma, Health & Beauty                    47.3%
                                     Government Pharma                            3.3%
                                                 TOTAL                                100.0%

GROSS INCOME

During the first quarter of 2013, gross income reached $1,888.4 million pesos, amount 13.3% lower than the gross income reached in the first quarter of 2012. This was mainly due a decrease in sales in our distribution and government areas.

OPERATING EXPENSES

Operating expenses in the first quarter of 2013 resulted in $1,620.9 million. This represents a decrease of $189.0 million pesos, or 10.4%, compared to the same period of the previous year. This change was mainly by the management strategy to reduce expenses in all the areas of the company.
As a percentage of total sales, operating expenses represented 14.7% during the first quarter of 2013 compared to 15.0% during the same period of 2012.

OPERATING INCOME

Quarterly operating income for 1Q2013 was $267.5 million, an amount 27.7% lower than the $370.2 million reported in 1Q2012. This decrease in operating income was the result of the decline in sales and disincorporation of companies.

Operating income margin for the 1Q2013 was 2.43%, versus 3.1% in 1Q2012.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

EBITDA for 1Q2013 was $348.3 million, a lower amount compared to the $478.9 million reported in the first quarter of 2012.

EBITDA margin for the first quarter of 2013 was 3.2%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $213.9 million in 1Q2013, 18.6% lower than the CCF reported during 1Q2012.

This decrease was primarily due to minor debt.

NET DEBT

The Company’s net debt at the end of 1Q2013 was reduced to $9,315.7 million pesos. A 2.7% decrease with respect of last year.

OTHER EXPENSES (INCOME)

During the first quarter of the year, other expenses totaled $3.3 million. This represents a change of $502.2 million mainly from earning obtained from the disincorporation of Peru in the first quarter 2012.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the first quarter of 2013 were $54.6 million, an amount lower than the $135.7 million reported in 1Q2012.

NET INCOME

In the first quarter 2013 GCS recorded a net loss of $4.3 million, while in the same period last year a net profit of $470.3 million was registered. This change was mainly due non-recurrent earnings obtained in 2012 from the sale of the operations in Peru.

Analysis Coverage: Through the Bolsa Mexicana de Valores program, Independent Analyst, Grupo Casa Saba counts with the coverage of Morningstar.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol “SAB”.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

 As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Harish Dadoo González                                    Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.

Figures are expressed in thousands of Mexican pesos as of March 2013

	Jan-Mar		Jan-Mar		Difference
Income Statement	2011	% of sales	2012	% of sales	$	%
NET SALES	12,035,304	100.00%	11,016,746	100.00%	1,018,559	(8.46%)
COST OF SALES	9,855,076	81.88%	9,128,265	82.86%	726,811	(7.37%)
Gross Profit	2,180,228	18.12%	1,888,481	17.14%	291,747	(13.38%)
Operating Expenses
Sales Expenses	299,426	2.49%	177,396	1.61%	122,031	(40.75%)
Administrative Expenses	1,510,580	12.55%	1,443,545	13.10%	67,035	(4.44%)
OPERATING EXPENSES	1,810,006	15.04%	1,620,940	14.71%	189,066	(10.45%)

Operating Income	370,222	3.08%	267,541	2.43%	102,682	(27.74%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	270,985	2.25%	240,345	2.18%	30,640	(11.31%)
Interest (Earned)	33,901	(0.28%)	24,575	(0.22%)	9,326	(27.51%)
Exchange Loss (Gain)	25,973	0.22%	1,849	(0.02%)	27,822	NC
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	263,057	2.19%	213,921	1.94%	49,136	(18.68%)

OTHER EXPENSES (INCOME), net	498,913	(4.15%)	3,298	0.03%	502,211	NC

NET INCOME BEFORE TAXES	606,078	5.04%	50,322	0.46%	555,756	(91.70%)

PROVISIONS FOR:
Income Tax	135,705	1.13%	54,683	0.50%	81,022	(59.70%)
Asset Tax	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	0	0.00%	0	0.00%	0	0.00%
Profit sharing due	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%
Total taxes	135,705	1.13%	54,683	0.50%	81,022	(59.70%)

Net Income Before Extraordinary Items	470,373	3.91%	4,361	(0.04%)	474,734	NC

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%
Net Income	470,373	3.91%	4,361	(0.04%)	474,734	NC

Depreciation and Amortization	108,766	0.90%	80,813	0.73%	27,953	(25.70%)
Operating income plus Depreciation and Amortization	478,988	3.98%	348,353	3.16%	130,635	(27.27%)

Net Income corresponding to Minority Interest	10,153		1,833	0.02%	8,320	(81.95%)

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in Mexican pesos as of March 2013
	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	30,047,810	32,501,016

CURRENT ASSETS	19,237,831	21,231,243
CASH AND CASH EQUIVALENTS	1,059,989	1,068,257
CLIENTS (NET)	7,514,566	7,599,268
CLIENTS	8,992,492	9,018,164
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,477,926	-1,418,897
OTHER ACCOUNTS RECEIVABLES (NET)	3,645,249	4,665,028
INVENTORIES	7,005,455	7,885,983
OTHER CURRENT ASSETS	12,572	12,707

LONG TERM	21,025	36,986
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	21,025	36,986
PROPERTY MACHINARY AND EQUIPMENT NET	2,960,333	3,040,769
PROPERTY	2,382,171	2,471,561
MACHINERY AND EQUIPMENT	1,480,240	1,604,994
OTHER EQUIPMENT	2,452,925	2,555,423
ACCUMULATED DEPRECIATION	-3,383,082	-3,622,213
CONSTRUCTION IN PROGRESS	28,079	31,003
INTANGIBLE ASSETS (NET)	6,662,964	6,990,394
GOODWILL	2,590,255	2,809,508
BRANDS	2,611,131	2,719,238
RIGHTS AND LICENSING	1,445,125	1,445,315
OTHER INTANGIBLE ASSETS	16,453	16,332
OTHER NON CURRENT ASSETS	1,165,657	1,201,624
ADVANCE PAYMENTS	50,288	23,881
DEFERRED CHARGES (NET)
OTHERS	1,115,369	1,177,743

TOTAL LIABILITIES	24,327,816	26,020,026

CURRENT LIABILITIES	13,115,522	14,302,646
BANK CREDITS	2,306,030	2,487,022
SUPPLIERS	10,339,148	11,311,565
TAXES PAYABLE	470,344	504,060
OTHER CURRENT LIABILITIES	3,206,342	3,358,890
EMPLOYEE BENEFITS	280,710	200,771
OTHER CURRENT LIABILITIES	2,925,632	3,158,119
NON CURRENT LIABILITIES	8,069,703	8,161,309
BANK CREDITS	8,069,703	8,161,309
OTHER LIABILITIES	-63,751	197,182

SHAREHOLDERS' EQUITY	5,719,994	6,480,990

CONTRIBUTED CAPITAL	2,592,922	2,503,875
CAPITAL STOCK PAID (NOMINAL)	766,952	677,903
CAPITAL STOCK PAID UPDATE	956,093	956,094
PREMIUM ON STOCK SOLD	869,877	869,878
CAPITAL INCREASE (DECREASE)	3,127,072	3,977,115
ACCUMULATED PROFIT AND LEGAL RESERVE	2,069,233	3,059,885
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	-4,361	-144,970